SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30589; File No. 813-00383]

Citadel LLC (formerly Citadel Investment Group, L.L.C.) and CEIF LLC; Notice of Application

July 3, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except section 9 and sections 36 through 53 and the rules and regulations under those sections. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

Summary of Application: Applicants request an order to amend and supersede a prior order ("Prior Order")[1] to exempt certain limited liability companies, limited partnerships, companies and other investment vehicles formed for the benefit of eligible employees of Citadel LLC and its affiliates ("ESC Funds") from certain provisions of the Act. Each ESC Fund will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act. The requested order would reflect the amendment of certain mandatory redemption terms of the ESC Funds to allow voluntary deferral of redemption of Vested Membership Interests beyond the relevant Determination Date (as these terms are defined below). The terms and conditions of the application are otherwise identical to the terms and conditions of the Prior Order.

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[1] *Citadel LLC and CEIF LLC*, Investment Company Release Nos. IC-29851 (Oct. 27, 2011) (notice) and IC-29869 (Nov. 22, 2011) (order).

Applicants: Citadel LLC and CEIF LLC ("CEIF").

Filing Dates: The application was filed on January 31, 2013, and amended on April 30, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 29, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, Citadel LLC and CEIF, 131 South Dearborn Street, Chicago, Illinois 60603.

Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company's name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   Citadel is a global financial institution with a diverse business platform which includes alternative asset management, strategic advisory services and capital markets businesses and services. Citadel LLC, a Delaware limited liability company, and its "Affiliates," as defined in rule 12b-2 under the Securities Exchange Act of 1934 ("Exchange Act") other than an ESC Fund are referred to collectively as "Citadel" or "Citadel Entities."

2.   Citadel has established CEIF, a Delaware limited liability company and will in the future establish any other ESC Funds (collectively with CEIF, the "ESC Funds" and each, an "ESC Fund") for the benefit of Eligible Employees (defined below) as part of a program to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment and retention of high caliber professionals. Each of the ESC Funds will be structured as a limited liability company, limited partnership, corporation, business trust or other entity organized under the laws of the state of Delaware or another U.S. jurisdiction. Each ESC Fund will be identical in all material respects (other than investment objectives and strategies, vesting terms, form of organization and related structural and operative provisions contained in the constitutive documents of such funds). Each ESC Fund will be an "employees' security company" within the meaning of section 2(a)(13) of the Act and will operate as a diversified or non-diversified management investment company. Citadel will control the ESC Funds within the meaning of section 2(a)(9) of the Act.

3.   Each managing member of an ESC Fund or person acting in a similar capacity will be an Affiliate of Citadel LLC (a "Managing Member"). Any member or

partner of, or otherwise investor in, an ESC Fund is a "Member." The Managing Member

of each ESC Fund will manage, operate and control such ESC Fund and will have the

authority to delegate investment management responsibility with respect to the acquisition,

management and disposition of Portfolio Investments, as defined below, to a Citadel Entity.

Any Citadel Entity that is delegated the responsibility of making investment decisions for

an ESC Fund will be registered as an investment adviser under the Investment Advisers

Act of 1940 (the "Advisers Act"), if required under applicable law.

      4.   The Managing Member, a Member, Citadel, Citadel Entity or any

employees of the Managing Member or Citadel may be entitled to receive a performance-

based fee or profits allocation (a "carried interest").[2] All ESC Fund investments are

referred to as "Portfolio Investments."

      5.   Interests in an ESC Fund will be issued without registration in reliance on

section 4(2) of the Securities Act of 1933 (the "Securities Act"), Regulation D and/or

Regulation S under the Securities Act and may be acquired only by "Eligible Employees"

and "Qualified Participants" in each case defined below. Prior to issuing Interests to an

Eligible Employee either directly or through a related Qualified Participant, a Managing

Member must reasonably believe that the Eligible Employee will be a sophisticated

investor capable of understanding and evaluating the risks of participation in an ESC Fund

without the benefit of regulatory safeguards.

      6.   An "Eligible Employee" is an individual who is a current or former

employee, officer or partner of Citadel or a director of Citadel that is an "interested person"

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[2] A "carried interest" is a fee paid or an allocation made to the Managing Member, a Member or the Citadel Entity acting as the investment adviser to an ESC Fund based on net gains in addition to the amount allocable to such entity in proportion to its invested capital. A Managing Member, Member or Citadel Entity that is registered as an investment adviser under the Advisers Act may be paid or allocated carried interest only if permitted by rule 205-3 under the Advisers Act.

as defined under the Act, and that is an "accredited investor" under rule 501(a)(5) or rule 501(a)(6) of Regulation D ("Accredited Investor"). A "Qualified Participant" is an entity that is a Qualified Investment Vehicle (as defined below) and, if purchasing an Interest (as defined below) directly from an ESC, comes within one of the categories of an "accredited investor" under 501(a) of Regulation D. A "Qualified Investment Vehicle" is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee or (b) a partnership, corporation or other entity controlled by an Eligible Employee. A Qualified Investment Vehicle that is not an Accredited Investor will not be permitted to invest in an ESC Fund.

7.   The terms of an ESC Fund will be fully disclosed to each Eligible Employee and, if applicable, to a Qualified Participant, prior to admission to the ESC Fund. Each Eligible Employee and Qualified Participant will be furnished with access to the offering documents, including a copy of the operating agreement or other organizational documents of the relevant ESC Fund ("Operating Agreement"). The Managing Member will send each person who was a Member at any time during the fiscal year then ended (except for the first year of operations of an ESC Fund if no investment activities took place in such fiscal year), audited financial statements within 180 days after the end of the fiscal year. For purposes of this requirement "audit" shall have the meaning defined in rule 1-02(d) of Regulation S-X. In addition, as soon as practicable after the end of the ESC Fund's tax year, a report will be transmitted to each Member showing such Member's share of income, gains, losses, credits, deductions, and other tax items for U.S. federal income tax purposes, resulting from such ESC Fund's operations during that year.

8.   Interests in the ESC Funds will be non-transferable except (i) to the extent cancelled or (ii) with the prior written consent of the Managing Member and, in any event,

no person or entity will be admitted into an ESC Fund as a Member unless such person or entity is an Eligible Employee, a Qualified Participant of an Eligible Employee, or a Citadel Entity. Interests in the ESC Funds will be issued without a sales load or similar fee.

9.   Ownership interests ("Interests") in an ESC Fund may be acquired on a voluntary basis or be offered through a long-term incentive program to qualified Eligible Employees (the "Long-Term Points Program"). Interests in a "Participation Points ESC Fund" may only be acquired through the Long-Term Points Program. Pursuant to the Long-Term Points Program, Eligible Employees may be issued Participation Points on the basis of, among other things, personal performance and/or firm-wide or relevant team performance results.   An Eligible Employee may also voluntarily acquire an Interest in a "non-Participation Points ESC Fund." An Eligible Employee and/or its Qualified Participant may not make additional capital contributions to the ESC Fund in which it is invested after such Eligible Employee's employment with Citadel has terminated.

10.   Both Participation Points ESC Funds and non-Participation Points ESC Funds may be offered as part of an investment program that includes vesting and cancellation provisions. In such circumstances, some or all of an Eligible Employee's Interest at the commencement of the program will be treated as being "unvested," and "vesting" will occur only as certain conditions are satisfied under the terms of the investment program. The portion of an Eligible Employee's Interest that is "unvested" at the time of termination of such Eligible Employee's employment by Citadel may be subject to (a) cancellation and/or (b) the imposition of different terms and conditions, which would

be described in the Operating Agreement and/or offering documents of the relevant ESC Fund and/or in other written correspondence issued to such Eligible Employee.

11.   With respect to Participation Points ESC Funds, a Member will become vested in his/her Interest ("Vested Membership Interests") if (a) he/she remains employed by Citadel through a specified date (the "Determination Date") and he/she has satisfied, among other things, all of the certain applicable employment and post-employment obligations (including non-competition, non-solicitation, non-disclosure and notice obligations). Non-Participation Points ESC Funds may or may not provide for vesting provisions. An Eligible Employee that purchases an Interest in a non-Participation Points ESC Fund will be immediately vested in such Interest to the extent of such purchase.

12.   With respect to a non-Participation Points ESC Fund that does not provide for vesting provisions, an Eligible Employee's entire Interest may be subject to repurchase by the Managing Member and/or the imposition of different terms and conditions upon termination of such Eligible Employee's employment by Citadel, as described in the Operating Agreement and/or offering documents of the relevant ESC Fund and/or in other written correspondence issued to such Eligible Employee. Upon any repurchase of an Eligible Employee's Vested Membership Interests, the Managing Member will at a minimum pay to the Eligible Employee the lesser of (a) the amount actually paid by the Eligible Employee to acquire the Interest plus interest, less prior distributions and (b) the fair market value of the Interests determined at the time of repurchase by the Managing Member. The terms of any repurchase or cancellation of Interests will apply equally to an Eligible Employee and any Qualified Participant of such Eligible Employee.

13.   The requested order would supersede the Prior Order to reflect the

amendment of certain mandatory redemption terms of the Participation Points ESC

Funds. A Member who remains employed by Citadel may make a request to defer

redemption from the relevant Participation Points ESC Fund beyond the relevant

Determination Date, subject to approval by Citadel. If a Member does not make such a

request, or Citadel does not approve such request, that Member's Interest will be

mandatorily redeemed as soon as reasonably practicable following the relevant

Determination Date.[3] Citadel will endeavor to treat Members consistently in making the

determination to approve such requests. Such Vested Membership Interest may be

redeemed as of any calendar quarter-end upon not less than seventy days' prior written

notice or according to such other terms as may be described in such Participation Points

ESC Fund's Operating Agreement and/or Offering Documents or election form, subject to

the availability of liquidity (including suspensions on withdrawals) in respect of the Citadel

Third Party Funds in which the relevant Participation Points ESC Fund is invested.

14.   Subject to the terms of the applicable Fund Operating Agreement and/or

offering documents, an ESC Fund will be permitted to enter into transactions involving (i)

a Citadel Entity, (ii) any Member or person or entity affiliated with a Member or (iii) an

investment fund or separate account, organized in part for the benefit of investors who are

not Affiliates of Citadel and over which a Citadel Affiliate exercises investment discretion

(a "Citadel Third Party Fund"). Prior to entering into any of these transactions, the

Managing Member will make the findings required in Condition 1 below. A Citadel Entity

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[3] In the event of such a mandatory redemption, subject to the availability of liquidity (including
suspensions on withdrawals) in respect of the Citadel Third Party Funds in which the relevant
Participation Points ESC Fund is invested, the balance of such Member's capital account in such
Participation Points ESC Fund relating to such redeemed Interest, as adjusted through the date of
such redemption, will be distributed to such Member.

(including the Managing Member) also may be compensated for providing services or financing from entities in which an ESC Fund (directly or indirectly) makes an investment, from competitors of such entities or from other unaffiliated persons or entities.

15.   The investment objective of each ESC Fund will be set forth in the ESC Fund's offering documents. Each ESC Fund (directly or indirectly through its investments in Citadel Third Party Funds) may engage in various investment strategies implemented by Citadel in markets around the world.[4] An ESC Fund may invest directly in securities and similar investments (including, without limitation, exchange-traded funds, mutual funds and index funds) and/or may invest all or substantially all of its assets in Citadel Third Party Funds. An ESC Fund will not acquire any security issued by a registered investment company if, immediately after the acquisition, such ESC Fund will own more than 3% of the outstanding voting stock of the registered investment company.

16.   If the Managing Manager or a Citadel Entity makes a loan to an ESC Fund, the loan would bear interest at a rate no less favorable to the ESC Fund than the rate that could be obtainable in an arm's-length transaction. An Eligible Employee will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own outstanding securities of the ESC Fund (other than short-term paper). Any borrowing by an ESC Fund will be non-recourse to the Members.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the

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[4] Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern the eligibility of an ESC Fund to invest in an entity relying on section 3(c)(1) or 3(c)(7) of the Act or any such entity's status under the Act.

exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the employees' securities companies should be exempt, the company's form of organization and capital structure, the persons owning and controlling its securities, the price of the company's securities and the amount of any sales load, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2. Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) of the Act provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the investment company and other persons dealing with the investment company as though the investment company were registered under the Act. Applicants request an order under sections 6(b) and 6(e) of the Act exempting the Applicants and any ESC Funds from all provisions of the Act, except section 9 and sections 36 through 53 and the rules and regulations under those sections. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

3.   Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company. Applicants request an exemption from section 17(a) to permit: (a) a Citadel Entity or a Citadel Third Party Fund (or any affiliated person of such Third Party Fund), acting as principal, to engage in any transaction directly or indirectly with any ESC Fund or any company controlled by such ESC Fund; (b) any ESC Fund to invest in or engage in any transaction with any Citadel Entity, or Citadel Third Party Fund, acting as principal, (i) in which such ESC Fund, any company controlled by such ESC Fund or any Citadel Entity or Citadel Third Party Fund has invested or will invest; or (ii) with which such ESC Fund , any company controlled by such ESC Fund or any Citadel Entity or Citadel Third Party Fund is or will otherwise become affiliated.

4.   Applicants submit that an exemption from section 17(a) is consistent with the purposes of each ESC Fund and the protection of investors and is necessary to promote the basic purpose of such ESC Fund. Applicants state that the Members of each ESC Fund will be fully informed of the possible extent of such ESC Fund's dealings with Citadel and, as professionals with experience in financial services businesses, Members will be able to understand and evaluate the attendant risks. Applicants assert that the community of interest among the Members in each ESC Fund and Citadel is the best insurance against any risk of abuse.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from participating in any joint enterprise or joint arrangement

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with the company unless authorized by the Commission. Applicants request relief to permit affiliated persons of each ESC Fund or affiliated persons of such persons to participate in, or effect any transaction in connection with, any joint enterprise or joint arrangement or profit-sharing plan in which an ESC Fund or a company controlled by such ESC Fund is a participant.

6. Applicants assert that compliance with section 17(d) would cause an ESC Fund to forego investment opportunities simply because a Member or any other affiliated person of the ESC Fund (or any affiliate of such a person) also had, or contemplated making, a similar investment. Applicants also submit that co-investment opportunities with Citadel are advantageous to Eligible Employees because (a) the resources of Citadel enable it to analyze investment opportunities to an extent that Eligible Employees would have neither the time nor resources to duplicate, (b) investments made by Citadel will not be generally available to investors even if the financial status of the Eligible Employees would enable them to otherwise participate in such opportunities and (c) Eligible Employees will be able to pool their resources in co-investments, thus achieving greater diversification of their individual portfolios. Applicants note that each ESC Fund will be primarily organized for the benefit of Eligible Employees as an incentive for them to remain with Citadel and for the generation and maintenance of goodwill through an investment in Citadel Third Party Funds. Applicants assert that the flexibility to structure co-investments and joint investments will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent.

7. Side-by-side investments held by a Citadel Third Party Fund, or by a Citadel Entity in a transaction in which the Citadel investment was made pursuant to a

contractual obligation to a Citadel Third Party Fund will not be subject to condition 3

below. Applicants note that Citadel is likely to invest its own capital in Citadel Third Party

Fund investments and that such investments will be subject to substantially the same terms

as those applicable to such Citadel Third Party Fund, except as otherwise disclosed in the

offering documents and/or Operating Agreement of the relevant ESC Fund. In addition,

applicants assert that the relationship of an ESC Fund to a Citadel Third Party Fund is

fundamentally different from such ESC Fund's relationship to Citadel. Applicants contend

that the focus of, and the rationale for, the protections contained in the requested relief are

to protect the ESC Funds from any overreaching by Citadel in the employer/employee

context, whereas the same concerns are not present with respect to the ESC Funds vis-à-vis

the investors in a Citadel Third Party Fund.

        8.   Section 17(f) of the Act designates the entities that may act as investment

company custodians, and rule 17f-1 under the Act imposes certain requirements when the

custodian is a member of a national securities exchange. Applicants request an exemption

from section 17(f) and rule 17f-1 to permit a Citadel Entity to act as custodian without a

written contract. Applicants also request an exemption from the rule 17f-1(b)(4)

requirement that an independent accountant periodically verify the assets held by the

custodian. Applicants state that, given the community of interest of all the parties involved

and the existing requirement for an independent audit, compliance with the rule's

requirement would be unnecessary. Each ESC Fund will otherwise comply with all the

provisions of rule 17f-1.

        9.   Applicants also request an exemption from rule 17f-2 to permit the

following exceptions from the requirements of rule 17f-2: (a) an ESC Fund's investments may be kept in the locked files of the Managing Member (or a Citadel Entity) for purposes

of paragraph (b) of the rule; (b) for purposes of paragraph (d) of the rule, (i) employees of

the Managing Member (or a Citadel Entity) will be deemed to be employees of the ESC

Funds, (ii) officers or managers of the Managing Member of an ESC Fund (or a Citadel

Entity) will be deemed to be officers of the ESC Fund, and (iii) the Managing Member will

be deemed to be the board of directors of the ESC Fund; and (c) in place of the verification

procedure under paragraph (f) of the rule, verification will be effected quarterly by two

high level employees of the Managing Member (or another Citadel Entity). Applicants

expect that most of their investments may be evidenced only by partnership agreements,

participation agreements or similar documents, rather than by negotiable certificates that

could be misappropriated. Applicants believe that these instruments are most suitably kept

in the files of the Managing Member (or a Citadel Entity), where they can be referred to as

necessary.

10.   Section 17(g) of the Act and rule 17g-1 under the Act generally require the

bonding of officers and employees of a registered investment company who have access to

its securities or funds. Rule 17g-1 requires that a majority of directors who are not

interested persons take certain actions and give certain approvals relating to fidelity

bonding. Applicants request exemptive relief to permit the Managing Member, regardless

of whether it is deemed an interested person of the ESC Funds, to take actions and make

determinations set forth in the rule. Applicants state that the ESC Funds are unable to

comply with Rule 17g-1 because the ESC Funds will not have a board of directors and the

Managing Member of the ESC Fund will be an interested person of the ESC Funds.

Applicants also state that the ESC Funds will comply with all other requirements of rule

17g-1, except that the Applicants request an exemption from the requirements of paragraphs (g) and (h) of rule 17g-1 (relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provision of notices to the board of directors), and an exemption from the requirements of paragraph (j)(3) of rule 17g-1 that the ESCs comply with the fund governance standards defined in rule 0-1(a)(7).

11.   Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicants request an exemption from the provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they are unnecessary and burdensome as applied to the ESC Funds.

12.   Applicants request an exemption from the requirements in sections 30(a), 30(b), and 30(e) of the Act, and the rules under those sections, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to an ESC Fund and would entail administrative and legal costs that outweigh any benefit to the Members of such ESC Fund. Applicants request exemptive relief to the extent necessary to permit each ESC Fund to report annually to its Members. Applicants also request an exemption from section 30(h) of the Act to the extent necessary to exempt the Managing Member of each ESC Fund, directors and officers of the Managing Member and any other persons who may be deemed

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to be members of an advisory board or an investment adviser (and affiliated persons thereof) of such ESC Fund from filing Forms 3, 4, and 5 under section 16 of the Exchange Act with respect to such ESC Fund. Applicants assert that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

13.   Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each ESC Fund will comply will rule 38a-1(a), (c) and (d), except that (a) because the ESC Funds do not have a board of directors, the Managing Member will fulfill the responsibilities assigned to a board of directors under the rule, (b) because the Managing Member does not have any disinterested members, approval by a majority of the disinterested board members required by rule 38a-1 will not be obtained, and (c) because the ESC Funds do not have any independent directors, the ESC Funds will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Managing Member.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction to which an ESC Fund is a party otherwise prohibited by section 17(a) or section 17(d) of the Act and rule 17d-1 under the Act (the

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"Section 17 Transactions") will be effected only if the Managing Member determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Members of the ESC Fund and do not involve overreaching of the ESC Fund or its Members on the part of any person concerned and (b) the Section 17 Transaction is consistent with the interests of the Members of the ESC Fund, the ESC Fund's organizational documents and the ESC Fund's reports to its Members.

In addition, the Managing Member will record and will preserve a description of all Section 17 Transactions, the Managing Member's findings, the information or materials upon which the findings are based and the basis for the findings. All such records will be maintained for the life of the ESC Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each ESC Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for at least the first two years.

2. The Managing Member will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for any ESC Fund, or any affiliated person of such affiliated person, promoter or principal underwriter.

3. The Managing Member of each ESC Fund will not invest the funds of the ESC Fund in any investment in which a "Co-Investor" (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the ESC Fund and the Co-Investor are participants, unless any such

Co-Investor, prior to disposing of all or part of its investment: agrees to (a) give the Managing Member sufficient, but not less than one day's notice of its intent to dispose of its investment; and (b) refrain from disposing of its investment unless the ESC Fund has the opportunity to dispose of its investment prior to or concurrently with, and on the same terms as, and pro rata with, the Co-Investor. The term "Co-Investor" with respect to any ESC Fund means any person who is: (a) an "affiliated person" (as defined in section 2(a)(3) of the Act) of the ESC Fund (other than a Citadel Third Party Fund); (b) a Citadel Entity; (c) an officer, director or employee of a Citadel Entity; or (d) an entity (other than a Citadel Third Party Fund) in which a Managing Member or an Affiliate of Citadel acts as a managing member or in a similar capacity so as to control the sale or other disposition of the entity's investments. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of such Parent; (b) to immediate family members of the Co-Investor or a trust or other investment vehicle established for any such family member; or (c) when the investment is comprised of securities that are (i) listed on any exchange registered as a national exchange under section 6 of the Exchange Act; (ii) NMS stocks, pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder; (iii) government securities as defined in section 2(a)(16) of the Act, or (iv) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.   Each ESC Fund and its Managing Member will maintain and preserve, for the life of such ESC Fund and at least six years thereafter, such accounts, books, and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Members of such ESC Fund, and each annual report of such ESC Fund required to be sent to such Members, and agree that all such records will be subject to examination by the Commission and its staff. Each ESC Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years after the life of such ESC Fund.

5.   The Managing Member of each ESC Fund will send to each person who was a Member having an Interest in the ESC Fund at any time during the fiscal year then ended (except for the first fiscal year of operations of an ESC Fund if no investment activities took place in such fiscal year), audited financial statements with respect to those ESC Funds in which the Member held Interests. At the end of each fiscal year, the Managing Member will make a valuation or have a valuation made of all of the assets of the ESC Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the ESC Fund. In addition, within 180 days after the end of each fiscal year of each ESC Fund or as soon as practicable thereafter, the Managing Member will send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the ESC Fund during that fiscal year.

6.   If an ESC Fund makes purchases from, or sales to, an entity affiliated with the ESC Fund by reason of an officer, director or employee of Citadel (a) serving as an officer, director, managing member, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the ESC Fund's determination of whether or not to effect the purchase or sale.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary